August 28, 2025

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp.
5818 El Camino Real
Carlsbad, CA 92008

       Re: Aptera Motors Corp.
           Registration Statement on Form S-1
           Filed August 27, 2025
           File Number 333-289898
Dear Chris Anthony:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2025 letter.

Registration Statement on Form S-1
Exhibit 23.1
Consent of Independent Registered Public Accounting Firm, page II-3

1. Please revise the reference to the auditor report to include the reverse stock split described in note 2 and 13 of the audited financial statements.
 August 28, 2025
Page 2

       Please contact Andi Carpenter at 202-551-3645 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Jamie Ostrow